

25002851

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC Mail Processing

SEC FILE NUMBER

8-67403

FACING PAGE

MAR 1 1 2025

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

Washington, DC

FILING FOR THE PERIOD BEGINNING 01/01/2024 AND ENDING 12/31/2024
        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Setter Capital Inc.

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
    ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

2 Bloor Street West, Suite 17000
_____
                          (No. and Street)

Toronto	Ontario	M4W 3E2
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Peter McGrath, President, 416-964-9555   peterm@settercap.com
(Name)   (Area Code – Telephone Number)   (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Mercurius & Associates LLP
_____
          (Name – if individual, state last, first, and middle name)

94/8, Block A, Wazirpur Industrial Area, Main Ring Rd New Delhi	India	110052
(Address)	(City)	(State) (Zip Code)

02/10/2009   3223

(Date of Registration with PCAOB)(if applicable)   (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
  accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
  CFR 240.17a-5(e)(1)(ii), if applicable.
**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Peter McGrath _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Setter Capital Inc. _____, as of December 31 _____, 2 024 ___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title:
President _____

_____
Angela V S Planas
Notary Public

Sworn (or Affirmed or Declared) remotely by Peter McGrath stated as being located in Toronto, Ontario, Canada, before me in Windsor, Ontario, Canada on March 3, 2025 in accordance with O. Reg 431/20, Administering Oath or Declaration Remotely.

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Setter Capital Inc.

(SEC I.D. No. 8 - 67403)

Statement of Financial Condition and Supplementary Information
and
Report of Independent Registered Public Accounting Firm

As of December 31, 2024
(Expressed in U.S. Dollars)

**Filed pursuant to Rule 17a(5)(e)(3) under the Securities Exchange Act of 1934 as a
PUBLIC DOCUMENT**



MERCURIUS & ASSOCIATES LLP
+91 11 4559 6689
info@masllp.com
www.masllp.com

Report of Independent Registered Public Accounting Firm

To the Shareholders of
Setter Capital Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of the Setter Capital Inc. (the "Company") as of December 31, 2024, and the related statements of income, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respect, the financial position of the Company as of December 31, 2024, and the results of its operations, and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit of the financial statements provides a reasonable basis for our opinion.

Mercurius & Associates LLP

Mercurius & Associates LLP

We have served as Setter Capital Inc.'s auditor since 2024.

New Delhi, India
March 03, 2025



LLPIN: AAG-1471
A-94/8, Wazirpur Industrial Area
New Delhi-110052, India

Setter Capital Inc.

Statement of Financial Condition
(Expressed in U.S. Dollars)

As of December 31, 2024

Assets		
Cash and cash equivalents *(Note 4)*	$	24,654,620
Equity securities		2,132,930
Accounts receivable		8,273,314
Government sales taxes recoverable		222,053
Income tax recoverable		114,200
Prepaid expenses and deposits *(Note 6)*		4,026,553
Due from shareholder *(Note 6)*		3,037
Deferred tax assets *(Note 11)*		542,725
Property and equipment *(net of accumulated depreciation of $(437,533)*		69,301
Intangible asse *(Note 9)* *(net of accumulated depreciation of $(105,249)*		277,475
Right-Of-Use asset *(Note 7)* *(net of accumulated depreciation of $(181,151)*		576,056
	$	40,892,264
Liabilities		
Accounts payable and accrued liabilities *(Note 6)*	$	30,061,088
Lease liability *(Note 8)*		594,971
	$	30,656,059
Stockholder's Equity		
Common stock *(Note 5)*		81,450
Accumulated retained earnings		10,154,755
		10,236,205
Total Liability and Stockholder's Equity	$	40,892,264

See accompanying notes to the statement of financial condition

Setter Capital Inc.

Notes to Financial Statements
(Expressed in U.S. Dollars)
Year Ended December 31, 2024

1. **Organization and Description of Business**

   Setter Capital Inc. ("Setter" or the "Company") is incorporated under the laws of the Province of Ontario. The Company is a registered broker and dealer in securities under the Securities Exchange Act of 1934. Setter is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"), and the Securities Investor Protection Corporation. The Company computes its regulatory net capital under the basic method of Securities and Exchange Commission ("SEC") Uniform Net Capital Rule 15c3-1. The Company's primary source of revenue is concession fees earned acting as an intermediary to investment banking transactions. The Company's office is in Toronto, Canada.

   Recent Accounting Pronouncements. Segment Reporting
   The Company is engaged in a single line of business as a broker-dealer on the secondary market. The Company has identified its President the chief operating decision maker ("CODM") who uses net income to evaluate the results of the business, as well as in the forecasting and planning processes. Additionally, the CODM uses excess net capital (see Note 3) which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest or distribute the profits. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss segment are the same as those described in the summary of significant accounting policies (Note 2). The Company derived 100% of total revenues earned during the year ended December 31, 2024. The significant expenses are reported on the accompanying income statement of this report.

2. **Summary of Significant Accounting Policies**

   The Company maintains its financial records in United States dollars. These financial statements have been prepared on a going concern basis in accordance with generally accepted accounting principles in the United States of America. The significant accounting policies are as follows:

   Revenues from Contracts with Customers
   Revenue Recognition Policy
   The Company derives its revenues primarily form concession fees. Fees are earned from successful investment banking intermediary transactions of non-registered customer investments. The fees earned are contingent upon the successful completion of the underlying transaction for which the services are rendered. As such, the Company records this revenue as earned upon successful completion of a transaction.

   Performance Obligation
   On successfully pairing a seller with a buyer and the underlying financial transaction closes. At this point the company has no further performance obligations.

   Variable Consideration
   The nature of the Company's business does not give rise to variable consideration that would otherwise decrease the transaction price which would reduce revenue.

   Various economic factors affect revenue and cash flows. In substantially all revenue transactions, cash collections on concession fees earned from successful transactions are realized immediately after the transaction is consummated.

Setter Capital Inc.

Notes to Financial Statements
(Expressed in U.S. Dollars)
Year Ended December 31, 2024

The timing of revenue recognition results in billed concession fees receivable on the statement of financial condition. The beginning and ending accounting receivable balances were as follows:

	2024	2023
	$ 8,273,314	$ 9,602,897

Cash and Cash Equivalents
Cash and cash equivalents comprise cash on deposit and other highly liquid short-term investments maintained with major financial institutions in Canada. Deposits with these institutions may exceed the amount of insurance (CAD $100,000) provided on such deposits. These deposits bear minimal credit risk as they are generally redeemable on demand.

Equity Securities
Equity securities are carried at fair value, with changes in fair value reported in net income. Equity securities without readily determinable fair values are carried at cost, minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar instrument. Interest and dividends are included in net investment revenue.

Setter Capital Inc.

Notes to Financial Statements
(Expressed in U.S. Dollars)
Year Ended December 31, 2024

2. **Summary of Significant Accounting Policies** (Continued)

Accounts Receivables

Accounts receivable consists of trade receivables for concession fees earned as an intermediary from successful investment banking transactions. The Company regularly reviews its accounts receivable for potential bad debts. The review is based on an analysis of the Company's collection experience, customer credit worthiness and current economic trends. Based on management's review of accounts receivable, no allowance for doubtful accounts is deemed necessary at December 31, 2024.

Bonus Payable.

Bonuses are accrued on a quarterly basis, reflecting a portion of the company's profit. These bonuses are then paid out in the first half of the following fiscal year. The initial portion of the bonus is allocated to employees based on their individual performance, as assessed during the evaluation period. The remaining balance of the bonus pool is distributed to the President, based on management's judgment and with consideration of the company's overall profitability, strategic objectives, and long-term goals

Depreciation

Furniture, computer equipment, and leasehold improvements are recorded at cost net of accumulated depreciation and impairment charges, if any. Depreciation on furniture and computer equipment is calculated using the declining balance method at rates sufficient to depreciate these assets over their estimated useful lives of typically three to five years. Depreciation on leasehold improvements is calculated using the straight-line method over the term of lease.

Leases and Right-of-Use Assets

The Company follows FASB ASC 842, Leases. The determination of whether an arrangement is a lease is made at the lease's inception. Under FASB ASC 842, Leases, a contract is (or contains) a lease if it conveys the right to control the use of an identified asset for a period of time in exchange for consideration. Control is defined under the standard as having both the right to obtain substantially all the economic benefits from use of the asset and the right to direct the use of the asset. Management only reassesses its determination if the terms and conditions of the contract are changed.

Right-of-use (ROU) assets represent the Company's right to use an underlying asset for the lease term, and lease liabilities represent their obligation to make lease payments. Operating lease ROU assets and liabilities are recognized at the lease commencement date based on the present value of lease payments over the lease term. The Company uses the rate implicit in the lease when it is readily determinable. The current Company's leases do not provide an implicit rate, therefore, to determine the present value of lease payments, management uses the Companies incremental borrowing rate determined as 10.2%. Operating lease ROU assets also include any lease payments made and exclude any lease incentives. The Company's lease terms may include options to extend or terminate the lease when it is reasonably certain that the options will be exercised.

Income Taxes

The Company uses the asset and liability method of accounting for income taxes. Under this method, deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax base. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which the temporary differences are expected to be recovered or settled. The effect on deferred income tax assets and liabilities of a change in tax rates is recognized in income in the year that includes the date of enactment.

Setter Capital Inc.

Notes to Financial Statements
(Expressed in U.S. Dollars)
Year Ended December 31, 2024

2. Summary of Significant Accounting Policies (Continued)

Foreign Currency Translation

The Company's functional currency is the U.S. dollar as it is this currency that primarily influences the market price of concession fees earned. Monetary assets and liabilities related to foreign currency balances are translated into U.S. dollars at the exchange rates in effect at the date of the statement of financial condition. Non-monetary assets and liabilities related to foreign currency transactions and revenue and expenses related to foreign currency transactions are translated into U.S. dollars at the exchange rate prevailing at the transaction dates. Realized and unrealized gains or losses resulting from foreign currency translation and transactions are included in net income for the period to which they relate.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America required management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the year. Actual results could differ from those estimates.

Fair Value of Equity Investments

U.S. Generally Accepted Accounting Principles (GAAP) defines fair value, expands disclosure requirements related to fair value and specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Company's market assumptions. These two types of inputs create the following fair value hierarchy:

Level 1   Quoted prices for identical instruments in active markets.

Level 2   Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets.

Level 3   Valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

This hierarchy requires the Company to use observable market data, when available, and to minimize the use of unobservable inputs when determining fair value.

In accordance with U.S. GAAP, certain assets are required to be recorded at fair value on a recurring basis. The only assets that are adjusted to fair value on a recurring basis are investments in equity securities with readily determinable fair values. The fair values of our investments in equity securities using quoted market prices from daily exchange traded markets are based on the closing price as of the statement of financial condition date and are classified as Level 1.

3. Regulatory Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1). Under this rule, the Company is required to maintain minimum net capital and an allowance ratio of aggregate indebtedness to net capital, as defined under this Rule, not exceeding 15 to 1. Under the basic method, the Company is required to maintain minimum net capital equal to the greater of $100,000 and 6.67% of aggregate indebtedness. At December 31, 2024, the Company had net capital of approximately $18,513,597, which is in excess of the required minimum net capital of $2,046,289. The Company's net capital ratio of aggregate indebtedness to net capital was 1.66 to 1.

Setter Capital Inc.

Notes to Financial Statements
(Expressed in U.S. Dollars)
Year Ended December 31, 2024

FINRA, the Company's designated self-regulatory organization, has certain additional capital requirements which provide that equity capital may neither be withdrawn nor may cash dividends be paid if the resulting net capital would be less than the greater of 5% of the calculated aggregate debits and 120% of required minimum net capital. The Company neither made any equity capital withdrawal nor paid out cash dividend as at 31 December 2024.

4. Cash and Cash Equivalents

The Company's cash and cash equivalents comprise of cash on deposit of $1,898,275 and highly liquid short-term investments of $ 22,756,345 both with a major financial institution in Canada.

5. Common Stock

			2024
Authorized:	Unlimited number of Common Shares and non-voting Special Shares		
Issued:	1,000 common shares	$	81,450

6. Related Party Transactions and Balances

The amount due to shareholder is unsecured, non-interest bearing and due and payable on demand.

At the end of 2023 Setter entered into a service agreement with Institutional Link Inc, a company owned by family members of Peter McGrath, CEO and Director. The service agreement provides for licenses to access data for sourcing clients, accessing deals, pricing information and other research materials relevant to the secondary fund-raising markets. . As at 31st December 2023, Setter advanced $ 3,950,000 to Institutional Link Inc, out of which an amount of $ 3,594,976 is standing as prepayment for the service as at December 31, 2024.

7. Right-of Use Assets

The Company leases office space in Toronto Ontario under a noncancelable Operating lease. The remaining lease term is 46 months.

The depreciable life of assets and leasehold improvements are limited by the expected lease term unless there is a transfer of title or purchase option reasonably certain of exercise.

The following summarizes the line items in the balance sheet which include amounts for the leases as of December 31, 2024

	2024
Costs	
Balance, at the beginning of the yea	690,798
Additions during the year	-
Amortization	(114,742)
Balance, end of the year	$ 576,056

Setter Capital Inc.

Notes to Financial Statements
(Expressed in U.S. Dollars)
Year Ended December 31, 2024

respectively.

8.   **Lease Liability**

	2024
Costs	
Balance, at the beginning of the year	749,126
Additions during the year	-
Interest expense	54,453
Lease payments	(169,982)
Exchange Loss	(38,626)
Balance, end of the year	$ 594,971
Allocated as:	
Current	$130,258
Long term	$ 464,713
Balance, end of the year	$ 594,971

The lease payments are discounted using an interest rate of 10.2%, which is the Company's incremental borrowing rate. The leases have an expiry date of October 31, 2028 without an option to extend.

The maturities of Operating lease liabilities undiscounted cashflows are as follows for are as follows

Less than one year	184,985
One to five years	537,495
Above five years	-
Total lease payment	722,480
Less interest	(127,809)
Present value of lease liabilities	594,971

Setter Capital Inc.

Notes to Financial Statements
(Expressed in U.S. Dollars)
Year Ended December 31, 2024

9. **Intangible asset**

In September 2024 a website for communication with potential and existing clients was released in production, A cost of developing the website was capitalized as intangible asset. Depreciation of the website is calculated using the declining balance method

	2024
Costs	
Balance, at the beginning of the year	-
Additions during the year	382,725
Amortization	(105,249)
Balance, end of the year	$ 277,274

10. **Financial Instruments**

Fair Values
The carrying amount of cash and cash equivalents, accounts receivable, due to shareholder and accounts payable and accrued liabilities approximates their fair value due to their short-term, demand nature or imminent maturity.

Credit Risk Management
The Company is exposed to credit risk on its accounts receivable. The credit risk on accounts receivable is minimized as all transactions involve large well capitalized financial institutions.

Currency Risk
Approximately 6.1% of Setter's revenues are denominated in Euros. Consequently, this portion of concession revenues and related accounts receivables are exposed to foreign currency exchange fluctuations. The Company pays its income, payroll and sales taxes and employee compensation and benefits in Canadian dollars, which are also exposed to foreign currency exchange fluctuations.

As at December 31, 2024, the Company had deposits of Euros (nil) and Canadian dollars ($7,677,546) at major Canadian financial institutions. A 5% increase in the United States dollar vis à vis the Canadian dollar will decrease net income by $254,081 assuming all other variables remain consistent.

As at December 31, 2024, the Company had trade receivables of Euros 361,284. A 5% increase in the United States dollar vis à vis the Euro will decrease net income by $16,612 assuming all other variables remain consistent.

As at December 31, 2024, the Company had accounts payable and accrued liabilities of CAD $42,960,858.00. A 5% increase in the United States dollar vis à vis the Canadian dollar will increase net income by $1,492,836.82, assuming all other variables remain consistent.

11. **Income Taxes**

Setter's only permanent establishment is in Canada, as such it is only subject to Canadian income taxes. In Canada, the general combined statutory federal and Ontario provincial income tax rate is 26.50%.

Setter Capital Inc.

Notes to Financial Statements
(Expressed in U.S. Dollars)
Year Ended December 31, 2024

The Company remains open to federal and provincial examinations for fiscal years December 31, 2020 and forward.

The analysis of income tax expense and deferred tax is shown below:

	December 31, 2024
Deferred tax asset	
Capital assets	$ (14,330)
Investments	557,055
Deferred tax assets	$ 542,725

12. Contingent Liability

In the normal course of business, the Company may become involved in legal proceedings, the outcomes of which cannot be reliable determined and/or measured and, accordingly, no provision is recognized in its financial statements. The Company believes there are no current legal proceedings which will result in a material favorable or unfavorable effect on its financial position or results of operations. During the year ended December 31, 2024, no provision was recorded in these financial statements in relation to the below legal proceedings.

As at December 31, 2024, there is a legal claim (the "Claim") involving Setter, as defendant, and a former employee and a joint venture cofounded by Setter, as co-Plaintiffs. The Claim asserts breach of confidentiality/non-compete agreement and breach of contract for nonpayment of commission owed. Subsequent to filing the Claim, the co-plaintiffs made an offer to settle for $1,000,000 plus costs on a partial indemnity basis. The settlement offer remains open for acceptance until the start of trial. Setter in-turn made a counterclaim.
Pleadings have closed, and the matter is currently schedule to proceed to examination for discoveries in early May of 2025

13. Subsequent Events

There are no subsequent events through the date the financial statements are issued that are required to be disclosed.



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Document Details

Title	Setter Capital - US Public FS Working Copy.pdf
File Name	Setter Capital - US Public FS Working Copy.pdf
Document ID	3d5a92d38b7f4b8a88c0ce64a8f59488
Fingerprint	ffa6ab684a4e4c106de69d0c038bbc75
Status	Completed

Document History

Document Created	Document Created by Angela Planas (aplanas@notarize.ca) Fingerprint: 4ccbc54d6b7f89dd403a718ba2a343c2	2025 Mar 03 06:08PM America/Toronto
Document Sent	Document Sent to Angela Planas (aplanas@notarize.ca)	2025 Mar 03 06:08PM America/Toronto
Document Sent	Document Sent to Peter McGrath (peterm@settercap.com)	2025 Mar 03 06:08PM America/Toronto
Document Viewed	Document Viewed by Angela Planas (aplanas@notarize.ca) IP: 24.57.66.8	2025 Mar 03 06:08PM America/Toronto
Document Viewed	Document Viewed by Peter McGrath (peterm@settercap.com) IP: 99.208.125.246	2025 Mar 03 06:08PM America/Toronto
Document Signed	Document Signed by Peter McGrath (peterm@settercap.com) IP: 99.208.125.246	2025 Mar 03 06:09PM America/Toronto
Document Signed	Document Signed by Angela Planas (aplanas@notarize.ca) IP: 24.57.66.8	2025 Mar 03 06:09PM America/Toronto